AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

February 28, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance and Chief Financial Officer

enclosures

3/11

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	55,964,967	As at :	12/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	500
DRIP Plan #1 - Trust Units	91,564
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	400

Issued & Outstanding Closing Balance :	56,057,438

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,020,900**	As at :	12/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2007	N			1,500	
Filer's comment					
Sept 6, 2006 options cancelled due to employee departure					
12/07/2007	N		500		
Filer's comment					
Dec. 8, 1999 option exercise at exercise price of $7.00					
12/10/2007	N	296,000			
Filer's comment					
Options granted to various employees and insiders at an exercise price of $25.00 expiring December 10, 2017					
12/22/2007	N			3,500	
Filer's comment					
Sept 6, 2006 options cancelled due to employee departures					
12/22/2007	N			1,000	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
12/10/2007	N	20,000			
Filer's comment					
Options granted to director at an exercise price of $25.00 expiring December 10, 2017					
Totals		316,000	500	6,000	0

Stock Options Outstanding Closing Balance:	**1,330,400**	As at :	12/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve		2,280,539	As at :	12/01/2007

Effective Date	Securities Listed	Securities Issued
12/17/2007		91,564
Totals	0	91,564

Closing Reserve:		2,188,975	As at :	12/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		704,308	As at :	12/01/2007

Effective Date	Securities Listed	Securities Issued
12/17/2007		7
Totals	0	7

Closing Reserve:		704,301	As at :	12/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/17/2007	Conversion (General)	400

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units.

Totals		400

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	02/08/2008
Last Updated:	02/08/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	56,057,438	As at :	01/01/2008

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	90,264
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	7,276,741
Issued & Outstanding Closing Balance :	63,424,450

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	1,330,400	As at :	01/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/03/2008	N			500	
Filer's comment Sept 6, 2006 options cancelled due to employee departure					
01/03/2008	N			3,375	
Filer's comment Sept 6, 2006 optios cancelled due to employee departure					
01/03/2008	N			1,000	
Filer's comment Mar 23, 2007 options cancelled due to employee departure					
01/04/2008	N			3,750	
Filer's comment Jun 5, 2006 options cancelled due to employee departure					
01/04/2008	N			4,500	
Filer's comment Sep 6, 2006 options cancelled due to employee departure					
01/23/2008	N			1,500	
Filer's comment Sept 6, 2006 options cancelled due to employee departure					
01/23/2008	N			2,000	
Filer's comment Mar 23, 2007 options cancelled due to employee departure					
01/23/2008	N			2,000	
Filer's comment Dec. 10, 2007 options cancelled due to employee departure					
Totals		0	0	18,625	0

Stock Options Outstanding Closing Balance:	1,311,775	As at :	01/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve	2,188,975	As at :	01/01/2008

Effective Date	Securities Listed	Securities Issued
01/15/2008		90,264
Totals	0	90,264

Closing Reserve:	2,098,711	As at :	01/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	704,301	As at :	01/01/2008

Effective Date	Securities Listed	Securities Issued
01/15/2008		7
Totals	0	7

Closing Reserve:	704,294	As at :	01/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/23/2008	Conversion (General)	1,014

Filer's comment

Trust Units issued upon conversion of outstanding Taylor debentures

01/16/2008	Conversion (General)	5,000

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

01/23/2008	Conversion (General)	14,000

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

01/24/2008	Conversion (General)	2,000

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

01/10/2008	Acquisition	7,210,007

Filer's comment

AIT Trust Units issued pursuant to the acquisition of Taylor NGL Limited Partnership

01/18/2008	Conversion (General)	6,290

Filer's comment

Trust Units issued upon conversion of outstanding Taylor debentures

01/30/2008	Acquisition	38,430

Filer's comment

Trust Units issued pursuant to Taylor compulsory take-up

Totals	7,276,741

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	02/08/2008
Last Updated:	02/08/2008

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS FURTHERS RENEWABLE ENERGY STRATEGY: ACQUIRES 50 MEGAWATTS OF HYDROELECTRIC DEVELOPMENT IN B.C.

Calgary, Alberta (February 13, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today furthered its renewable energy strategy by acquiring four potential run-of-river hydro projects ranging from 6.5 megawatts (MW) to 24 MW for $4.5 million. The projects provide AltaGas with the potential to develop approximately 50 MW of hydroelectric generation in British Columbia.

The transaction involves the purchase of all hydrological and environmental data and engineering and permitting work completed over the last four years, as well as water use applications and land-use permits.

David Cornhill, Chairman and CEO of AltaGas said, "Run-of-river is one of the cleanest and most environmentally friendly sources of electricity." He added, "These hydro development opportunities represent another step forward in building our renewable energy strategy. Should all our current development projects proceed, approximately one-third of our power generation capability would be from renewable sources."

AltaGas is a growing renewable energy developer with approximately 175 MW of renewable energy capacity under development or construction, including the Bear Mountain Wind Park in northeast B.C. and six run-of-river hydro development projects concentrated in southwest B.C.

The four new projects are at various stages of development, with the 14 MW Rainy River project located near Gibson, B.C. in the advanced development stage. Rainy River is expected to be operational as early as 2010. AltaGas anticipates the power from its hydro projects will be sold to B.C. Hydro, through its Clean Power Call process. All of the development projects are subject to various regulatory and environmental approvals.

In exchange for the development assets, AltaGas has issued 180,433 special warrants for AltaGas trust units valued at $24.94 per special warrant to Plutonic Power Corporation (TSX: PCC). The special warrants automatically convert to AltaGas units on a one-for-one basis on January 1, 2010.

These assets are consistent with AltaGas' growth plan of continuing to focus on strategic acquisitions that deliver value to its customers and solid returns to unitholders. AltaGas will continue to look for opportunities to diversify its asset mix while maintaining an equal balance between its gas and power businesses.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (February 14, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on March 17, 2008 to holders of record on February 25, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.175 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 20/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: ALTAGAS INCOME TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	28/02/2008
Record Date for Voting (if applicable) :	28/02/2008
Meeting Date :	24/04/2008
Meeting Location (if available) :	Calgary

Voting Security Details:

Description	CUSIP Number	ISIN
LP #1 B UNITS	021360LP1	
TRUST UNITS	021360102	CA0213601028

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ALTAGAS INCOME TRUST

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND 2007 ANNUAL EARNINGS RESULTS

Calgary, Alberta (February 21, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its fourth quarter and 2007 annual earnings results on Wednesday, February 27, 2008. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MST (4:00 p.m. EST)
Dial-in:	416-641-6129 or toll free at 1-866-862-3908
Webcast:	http://events.onlinebroadcasting.com/altagas/022708/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 3250825. The replay will expire at midnight (Eastern) on March 5, 2008. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

SEC File # 82-34911

RECEIVED

2008 MAR -7 A 11:54

NEWS RELEASE

ALTAGAS REPORTS ANOTHER YEAR OF STRONG EARNINGS

Calgary, Alberta (February 27, 2008) - AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $108.8 million ($1.90 per unit) for 2007 compared to $114.5 million ($2.06 per unit) for 2006. Net income before tax for 2007 was $114.7 million ($2.00 per unit), up from $113.4 million ($2.04 per unit) for 2006.

Net income for fourth quarter 2007 was $31.8 million ($0.55 per unit), a 16 percent increase from $27.3 million ($0.49 per unit) in the fourth quarter of 2006. Net income in fourth quarter 2007 included a $6.1 million income tax recovery due to lower federal income tax rates enacted in the quarter.

The Trust also declared a distribution of $0.175 per trust unit and exchangeable unit payable on April 15, 2008 to holders of record on March 25, 2008 and declared total distributions of $0.525 per unit in fourth quarter 2007. Total distributions declared for the year were $2.065 per trust unit and exchangeable unit. Distributions in 2007 also included a distribution of shares of AltaGas Utility Group Inc. valued at an additional $0.076 per Trust unit and exchangeable unit.

"Our fourth quarter earnings top off another successful year for AltaGas," said David Cornhill, Chairman and Chief Executive Officer of the Trust. "Our performance continued to reflect the benefit of being diversified along the energy value chain, with strength in our extraction business and higher hedged power prices helping to offset continued softness in the Field Gathering and Processing segment and lower spot power prices in Alberta."

Cornhill added, "In 2007 we clearly demonstrated our 'Energy to Grow'. We did what we set out to do, executing our strategy for balanced growth in our gas and power business. We continued to create long-term value for unitholders while maintaining discipline and focus. We are looking forward to an exciting future as we integrate the new assets from the Taylor acquisition and pursue projects that will contribute to our growth in 2008 and beyond. We are well-positioned to deliver strong returns to our investors as we maximize the profitability of our existing assets and grow and diversify our energy infrastructure base."

"Taylor NGL Limited Partnership also had strong earnings in 2007 with normalized EBITDA of $59.6 million compared to $53.8 million in 2006 due to record production of natural gas liquids and increased utilization of its facilities. The addition of the new assets and their contribution make our business even stronger," Mr. Cornhill concluded.

Net income in 2007 was $108.8 million compared to $114.5 million in 2006. Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million recorded in 2007 offset by the $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, and the non-cash tax benefit of $6.6 million due to tax rate reductions recorded in 2006, net income for the year ended December 31, 2007 was slightly higher than the record results reported in 2006. Adjusting for these one-time tax items, net income was $108.1 million in 2007 compared to $107.9 million in 2006. Net income increased mainly due to higher power prices received on hedged sales and lower costs in the Power Generation segment, new facilities and higher rates in the Field Gathering and Processing (FG&P) segment, higher extraction volumes exposed to fractionation spreads (frac spreads), higher frac spreads, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were mostly offset by lower revenue from unhedged sales due to lower Alberta spot power prices, lower throughput in the FG&P segment, the expiration of the Genesee power contract, higher operating and administrative costs, lower earnings in the Energy Services segment and a one-time charge related to non-recoverable costs incurred on a development project.

In fourth quarter 2007 net income increased primarily due to the tax recovery as a result of lower corporate tax rates, higher hedge prices and lower costs in the Power Generation segment, lower operating and administrative costs, higher frac spreads and higher extraction volumes exposed to frac spreads. These increases were partially offset by lower throughput and operating costs recoveries in FG&P, lower Alberta spot power prices and a lower contribution from the Energy Services

segment. Excluding the $6.1 million non-cash tax recovery recorded in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million compared to $27.3 million for the same quarter in 2006.

FINANCIAL HIGHLIGHTS[1]

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $40.3 million ($0.70 per unit) in the fourth quarter compared to $44.5 million ($0.79 per unit) in the same quarter in 2006. EBITDA for full year 2007 was $173.7 million ($3.03 per unit), compared to $173.1 million ($3.12 per unit) in 2006.
- Cash from operations was $59.8 million ($1.03 per unit) for fourth quarter 2007, up from $36.6 million ($0.65 per unit) for the same period in 2006. Cash from operations for full year 2007 was $183.3 million ($3.19 per unit), up from $146.9 million ($2.65 per unit) in 2006. The increase was mainly due to the change in accounts receivable which resulted from a decrease in volumes and commodity prices and timing of payments in the Power Generation segment.
- Funds from operations were $37.8 million ($0.65 per unit) for fourth quarter 2007, compared to $41.4 million ($0.74 per unit) for the same period in 2006. Funds from operations for the year were $162.9 million ($2.84 per unit), up from $161.7 million ($2.91 per unit) in 2006.
- Total debt on December 31, 2007 was $220.7 million, compared to $265.5 million at December 31, 2006. The Trust's debt-to-total capitalization ratio was 27.4 percent versus 33.4 percent at the end of 2006.

(1) Includes Non-GAAP financial measures. Please see previous public disclosures available at www.altagas.ca or www.sedar.com for definitions.

IN THE FOURTH QUARTER:

- AltaGas offered to acquire all the outstanding units of Taylor NGL Limited Partnership (Taylor) not previously held by AltaGas for $11.20 cash per unit or 0.42 AltaGas Trust units for each Taylor unit, subject to respective maximums in consideration.
- AltaGas announced that the 10 Mmcf/d Acme coal bed methane (CBM) processing facility went into service on November 18, on time and under budget. The Trust also announced a further $13 million in growth projects in the FG&P segment, including 5 Mmcf/d of gathering and processing capacity in the strategic CBM producing area of Corbett Creek, Alberta and a new natural gas gathering line in northwest Alberta.
- S&P Ratings Services reaffirmed its BBB- corporate credit and senior unsecured debt ratings on AltaGas Income Trust with a stable outlook.
- Construction on the Bear Mountain Wind Park began in December and the project is expected to be in service by November 2009. AltaGas signed an agreement with Enercon GmbH (Enercon), a leading turbine manufacturer based in Germany, to supply and install the turbines under a fixed-price engineering, procurement and construction (EPC) contract, and to operate and maintain the turbines under a long-term service agreement.
- AltaGas, through its partnership in GreenWing Energy Development Limited Partnership (GEDLP), received notification from Manitoba Hydro that it was not awarded any wind projects in respect of Manitoba Hydro's 300 MW Wind Request for Proposal. GEDLP expects two of the three projects which were bid into the RFP to be bid in future RFPs in Manitoba.
- The Trust announced the appointment of Neil McCrank, Q.C., P.Eng. to the Board of Directors of AltaGas General Partner Inc., effective December 10, 2007.

SUBSEQUENT TO THE FOURTH QUARTER:

- AltaGas announced the successful completion of the acquisition of Taylor on January 10, 2008. As a result of the acquisition, AltaGas has increased its total assets by approximately 64 percent to $2.0 billion on a pro forma basis. The newly acquired assets are low-risk, long-life and complementary to AltaGas' existing gas and power infrastructure. The resulting asset mix results in a higher contribution from the extraction business, while reducing the relative contribution from the FG&P and Power Generation segments. More specifically, the transaction doubles AltaGas' processing capacity and natural gas liquids production. The acquisition also increases AltaGas' renewable energy footprint, adding two run-of-river hydro projects under development to complement the Bear Mountain Wind Park currently being constructed.
- AltaGas acquired four additional run-of-river hydroelectric projects ranging from 6.5 MW to 24 MW for 180,433 special warrants that are exchangeable into AltaGas trust units on January 1, 2010. At the time of their issue, the warrants

had a value of $4.5 million. The projects provide AltaGas with the potential to develop approximately 50 MW of hydroelectric power generation in British Columbia.

- DBRS confirmed AltaGas' medium-term note (MTN) and stability ratings at BBB (low) and STA-3 (middle) respectively, with a stable outlook.
- AltaGas announced the appointment of Richard M. Alexander as President and Chief Operating Officer and Deborah S. Stein as Vice President Finance and Chief Financial Officer. David R. Wright was appointed Executive Vice President Strategy and Corporate Development, and Massimiliano (Max) Fantuz was appointed Executive Vice President. All appointments were effective January 21, 2008. David W. Cornhill remains as Chairman and Chief Executive Officer.

This news release, including unaudited financial information, is being issued in lieu of a fourth quarter report to unitholders. AltaGas will hold a teleconference today at 2:00 p.m. MST (4:00 p.m. EST) to discuss the fourth quarter 2007 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial 416-641-6129 or call toll-free at 1-866-862-3908. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/022708/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or 1-888-408-3053. The passcode is 3250825. The replay will expire at midnight (Eastern) on March 5, 2008. The webcast will be archived for one year.

The audited consolidated annual financial statements and annual Management's Discussion and Analysis, which contain additional notes and disclosures, are expected to be filed with SEDAR on or about February 29, 2008, at which time a press release to that effect will be issued. The material will also be available on the AltaGas website on that same day (www.altagas.ca).

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements. When used in this news release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this press release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this news release herein should not be unduly relied upon. These statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

CONSOLIDATED FINANCIAL RESULTS	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**336.5**	367.4	**1,428.4**	1,362.6
Unrealized gains (losses) on risk management	**(0.5)**	-	**1.1**	-
Net revenue[1]	**76.4**	84.6	**324.0**	318.9
EBITDA[1]	**40.3**	44.5	**173.7**	173.1
EBITDA before unrealized gains (losses) on risk management[1]	**40.8**	44.5	**172.6**	173.1
Operating income[1]	**28.9**	32.0	**126.6**	126.7
Operating income before unrealized gains (losses) on risk management[1]	**29.4**	32.0	**125.5**	126.7
Net income	**31.8**	27.3	**108.8**	114.5
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**32.5**	27.3	**109.3**	114.5
Net income before tax[1]	**26.0**	28.7	**114.7**	113.4
Total assets	**1,199.8**	1,109.6	**1,199.8**	1,109.6
Total long-term liabilities	**329.0**	340.5	**329.0**	340.5
Net additions (reductions) to capital assets	**29.8**	16.5	**21.8**	70.5
Distributions declared[2]	**30.5**	28.7	**118.6**	110.8
Cash flows				
Cash from operations	**59.8**	36.6	**183.3**	146.9
Funds from operations[1]	**37.8**	41.4	**162.9**	161.7

	For the three months ended December 31		For the year ended December 31	
($ per unit)	**2007**	2006	**2007**	2006
EBITDA[1]	**0.70**	0.79	**3.03**	3.12
EBITDA before unrealized gains (losses) on risk management[1]	**0.70**	0.79	**3.01**	3.12
Net income	**0.55**	0.49	**1.90**	2.06
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**0.56**	0.49	**1.90**	2.06
Net income before tax[1]	**0.45**	0.51	**2.00**	2.04
Distributions declared[2]	**0.525**	0.51	**2.065**	1.995
Cash flows				
Cash from operations	**1.03**	0.65	**3.19**	2.65
Funds from operations[1]	**0.65**	0.74	**2.84**	2.91
Units outstanding - basic (millions)				
During the period[3]	**58.0**	56.2	**57.4**	55.5
End of period	**58.1**	56.4	**58.1**	56.4

(1) *Non-GAAP financial measure. Please see previous public disclosures available at www.altagas.ca or www.sedar.com for definitions.*

(2) *Distributions declared of $0.175 per unit per month commencing in August 2007. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared. Excludes special distribution of AltaGas Utility Group Inc. shares in September 2007, which provided an additional non-cash distribution of $0.076 per unit.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Fourth Quarter

Net income for the three months ended December 31, 2007 was $31.8 million ($0.55 per unit) compared to $27.3 million ($0.49 per unit) for the same period in 2006. Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million. Net income increased primarily due to higher hedge prices and lower costs in the Power Generation segment, lower operating and administrative costs, higher frac spreads and higher extraction volumes exposed to frac spreads. These increases were more than offset by lower throughput and operating cost recoveries in FG&P, lower Alberta spot power prices and a lower contribution from the Energy Services segment.

On a consolidated basis, net revenue for the quarter ended December 31, 2007 was $76.4 million compared to $84.6 million in the same quarter of 2006. Net revenue decreased in fourth quarter 2007 due to lower Alberta spot power prices, lower throughput in FG&P, and lower revenues as a result of the sale of oil and gas production assets in May 2007. The decreases were partially offset by higher hedge prices and lower costs in the Power Generation segment, higher frac spreads and higher frac spread-exposed extraction volumes.

Operating and administrative expense for fourth quarter 2007 was $36.2 million down from $40.1 million in the same quarter of 2006. The decrease was primarily due to lower operating costs in FG&P, lower costs as a result of the sale of the Ikhil Joint Venture and the oil and natural gas production assets, as well as lower consulting fees in part related to the compliance with securities regulations incurred in 2006. These decreases were partially offset by higher compensation and administrative costs.

Amortization expense for fourth quarter 2007 was $11.4 million compared to $12.5 million in the same quarter last year. The decrease was due to the disposition of oil and natural gas production assets in 2007 and a $0.6 million write-down of goodwill on a non-core investment in fourth quarter 2006, partially offset by new and expanded FG&P facilities.

Interest expense for fourth quarter 2007 was $2.9 million compared to $3.3 million in the same quarter of 2006. The decrease was due to lower average debt balances of $218.6 million compared to $271.9 million for the same period in 2006, partially offset by higher average borrowing rates. The average borrowing rate in fourth quarter 2007 was 5.5 percent compared to 4.9 percent in fourth quarter 2006.

In fourth quarter 2007 the Trust reported an income tax recovery of $5.8 million compared an income tax expense of $1.4 million in the same quarter last year. Lower federal corporate income tax rates enacted in the quarter resulted in a tax recovery of $6.1 million and was offset by higher tax expense of $0.3 million due to higher income subject to tax.

Full year 2007

Net income in 2007 was $108.8 million compared to $114.5 million in 2006. Excluding the SIFT tax of $5.4 million recorded in 2007, the $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in fourth quarter 2007, and the non-cash tax benefit of $6.6 million due to tax rate reductions recorded in 2006, net income for the year ended December 31, 2007 was in line with 2006. Adjusting for these one-time tax items, net income was $108.1 million in 2007 compared to $107.9 million in 2006. Net income increased mainly due to higher power prices received on hedged sales and lower costs in the Power Generation segment, new facilities and higher rates in the FG&P segment, higher extraction volumes exposed to frac spreads, higher frac spreads, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were offset by lower revenues from unhedged sales due to lower Alberta spot power prices, lower throughput in the FG&P segment, the expiration of the Genesee power contract, higher operating and administrative costs, lower earnings in the Energy Services segment and a one-time charge related to non-recoverable costs incurred on a development project.

Consolidated net revenue for 2007 was $324.0 million compared to $318.9 million in 2006. The increase was due to higher hedge prices and lower costs in the Power Generation segment, new facilities and higher rates in the FG&P segment,

higher frac spread-exposed volumes and higher frac spreads, and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for 2007 was $150.3 million compared to $145.8 million in 2006. The increase was due to additional costs related to new facilities, higher compensation and administrative costs and a one-time charge related to non-recoverable costs incurred on a development project.

Amortization expense for 2007 was $47.1 million compared to $46.5 million in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets and the one-time write down of $0.6 million of goodwill on a non-core investment in 2006.

Interest expense in 2007 was $11.9 million compared to $13.3 million in 2006. The decrease was primarily due to a lower average debt balance of $234.9 million compared to $274.1 million in 2006, partially offset by slightly higher borrowing rates. The average borrowing rate in 2007 was 5.3 percent compared to 4.9 percent in 2006.

Income tax expense for 2007 was $5.9 million compared to an income tax recovery of $1.1 million in 2006. The increase was mainly due to the non-cash charge of $5.4 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, the $6.6 million non-cash tax benefit recorded in 2006 due to Alberta and federal income tax rate reductions and a $1.6 million tax impact on unrealized gains related to risk management assets and liabilities. These increases were partially offset by the difference between the $6.1 million non-cash tax benefit due to the federal rate reductions enacted in late 2007 and the future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Assuming a unit was held throughout 2007, for income tax purposes the Trust expects 69.73 percent of the total distributions declared in 2007 to be taxed as property income, 0.22 percent as dividend income, 0.62 percent as capital gains and 29.43 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

TAYLOR NGL LIMITED PARTNERSHIP RESULTS

AltaGas acquired all outstanding units of Taylor it did not already own effective January 10, 2008. The results described below are intended to provide the reader with a brief description of Taylor's fourth quarter and full year 2007 results of operations to allow the reader to determine the potential impact of the Taylor acquisition on the results of the Trust.

Fourth Quarter 2007

Taylor's net income was $14.5 million in fourth quarter 2007 compared to $7.7 million in the same quarter in 2006. Adjusting for an income tax recovery of $6.7 million in fourth quarter 2007, the loss and gain related to the mark-to-market valuation of financial instruments of $4.7 million and $1.7 million respectively for fourth quarter 2007 and 2006, and higher compensation costs of approximately $1.0 million related to the offer by AltaGas to acquire the units of Taylor, net income was $13.5 million compared to $6.1 million for the same quarter in 2006.

Taylor recorded net revenue of $32.0 million in fourth quarter 2007 compared to $26.7 million in the same quarter in 2006. Volume of NGL sales during the fourth quarter was a record 21,964 Bbls/d compared to 20,397 Bbls/d in the same quarter of 2006. Gas volumes processed were 457 Mmcf/d in the quarter, up from 452 Mmcf/d in the fourth quarter of 2006.

Operating and administrative expense in fourth quarter 2007 was $13.1 million compared to $14.1 million in the same quarter in 2006. Fourth quarter 2007 included approximately $1.0 million higher compensation costs related to the offer by AltaGas to acquire the units of Taylor.

In fourth quarter 2007 Taylor's EBITDA was $19.9 million compared to $12.6 million in the same quarter in 2006 (excluding the impact of mark-to-market gains and losses on financial instruments and one-time compensation costs of approximately $1.0 million related to the offer by AltaGas to acquire the units of Taylor).

Full Year 2007

In 2007 Taylor recorded a net loss of $42.1 million compared to net income of $28.7 million in 2006. Adjusting for the SIFT tax of $69.1 million, the impact of mark-to-market accounting for financial instruments loss of $5.9 million and gain of $0.8 million in 2007 and 2006 respectively and compensation costs of approximately $1.0 million related to the offer by AltaGas to acquire the units of Taylor, net income in 2007 was $33.9 million compared to $27.9 million in 2006.

Taylor recorded net revenue of $109.9 million in 2007 compared to $101.9 million in 2006. NGL sales averaged 21,126 Bbls/d in 2007 compared to 20,465 Bbls/d in 2007, up 3 percent and setting a new annual record. Gas volumes processed were 443 Mmcf/d in 2007, compared to 452 Mmcf/d in 2006.

Operating and administrative expense in 2007 was $51.2 million compared to $48.1 million in 2006. Included in 2007 was approximately $1.0 million in higher compensation costs related to the offer by AltaGas to acquire the units of Taylor.

In 2007 Taylor's EBITDA was $59.6 million compared to $53.8 million in 2006, excluding the impact of mark-to-market gains and losses on financial instruments and one-time compensation costs related to the offer by AltaGas to acquire the units of Taylor.

2008 CONSOLIDATED OUTLOOK

With the addition of the new assets to AltaGas' current energy infrastructure and services business, AltaGas expects to deliver a significant increase in earnings and cash flow in 2008. The majority of the acquired assets will be included in the E&T segment. AltaGas expects the proportion of its operating income from this segment to increase from 25 percent of overall operating income from all business segments in 2007 to approximately 40 percent in 2008.

In 2008 AltaGas expects operating income to increase as a result of the contribution of the new assets from the Taylor acquisition, higher hedge prices for power and continued strong frac spreads. The current forward curve for Alberta spot power prices is in the low to mid-$70/MWh range, higher than the average Alberta Pool price for 2007. NGL volumes produced are expected to double year-over-year resulting in NGL volumes exposed to frac spreads increasing from approximately 9 percent of total volumes in 2007 to 12 percent in 2008. The current forward curve for frac spread is in the low to mid-$20/Bbl range.

CAPITAL OUTLOOK

AltaGas' strategy is to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. In order to execute its strategy, AltaGas expects capital expenditures to be approximately $125 million and $250 million in 2008 and 2009 respectively and to be split approximately 60 percent gas and 40 percent power in both years. Included in the estimated expenditures is approximately $50 million annually for gas infrastructure projects. This estimate is based on projects that are in various stages of development and historical levels of expenditures in the FG&P segment. The estimate does not include the cost of developing the four potential run-of-river projects described below.

Bear Mountain Wind Park

AltaGas currently owns 100 percent interest of the Bear Mountain Wind Limited Partnership (BMWLP) and the Bear Mountain Wind Park. AltaGas intends to finance the project, which is expected to cost approximately $190 million, through its credit facilities and by including one or more third-party investors in the project, which would reduce AltaGas' ownership in the wind park to approximately 45 percent. The Bear Mountain Wind Park will have a capacity of approximately 100 MW and is backstopped by a 25 year electricity purchase agreement with BC Hydro. AltaGas entered into an EPC agreement with Enercon to supply and install wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. AltaGas commenced construction activities in December and intends to have

the project completed by November 2009. Expenditures for 100 percent of the project are expected to be approximately $55 million in 2008 and $120 million in 2009. AltaGas has hedged approximately 21 percent of the total euros required for the project.

Sarnia Airport Storage Pool Project

AltaGas owns a 50 percent interest in the Sarnia storage project, with the other 50 percent being owned by Market Hub Partners Canada L.P., a Spectra Energy Corp. partnership. The project is expected to provide more than 5 Bcf of working capacity and deliverability of approximately 52 Mmcf/d and will include three new wells, a compressor plant and approximately 18 kilometres of pipeline. The project is in the early stages of development, is subject to various regulatory and environmental approvals and is expected to be in full operation by mid-2009. AltaGas' share of the project is expected to cost approximately $25 million.

Log Creek and Kookipi Creek Hydroelectric Projects

AltaGas is developing two hydroelectric facilities to be located on the Fraser River near Hope, British Columbia. The Log Creek and Kookipi Creek projects are each 10-MW run-of-river hydroelectric facilities in the final stages of permitting and licensing. Both facilities have 40-year electricity purchase agreements with BC Hydro. The plants are expected to be in operation in 2010 and to cost a total of approximately $60 million to $70 million.

Run-of-River Hydroelectric Plants Under Development

In February 2008, AltaGas acquired four potential run-of-river hydroelectric projects ranging from 6.5 MW to 24 MW. The projects provide AltaGas with the ability to develop approximately 50 MW of hydroelectric power generation in British Columbia. The four new projects are at various stages of development, with the 14 MW Rainy River project near Gibson, British Columbia in an advanced development stage. Rainy River is expected to be operational in 2010. AltaGas anticipates the power from its hydro projects will be sold to B.C. Hydro through its Clean Power Call process. All of the development projects are subject to various regulatory and environmental approvals.

Harmattan Co-streaming Project

The proposed Harmattan Co-streaming Project is expected to bring natural gas from TransCanada's Alberta system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The Harmattan Co-streaming Project hearing at the Alberta Energy Resources Conservation Board (ERCB) is pending the outcome of the inquiry into the NGL extraction convention (the Inquiry). The Inquiry is anticipated to be completed by the fall of 2008. Upon approval, construction of the co-streaming project will commence, requiring approximately 12 months to complete. The project, as currently envisioned, is expected to cost in the range of $70 million to $90 million.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Field Gathering and Processing	**4.5**	7.0	**18.2**	25.4
Extraction and Transmission	**11.9**	7.1	**39.1**	35.2
Power Generation	**20.4**	25.5	**94.6**	90.9
Energy Services	**-**	0.2	**2.0**	2.8
Corporate	**(7.9)**	(7.8)	**(27.3)**	(27.6)
	28.9	32.0	**126.6**	126.7
Operating income before unrealized gains (losses) on risk management	**29.4**	32.0	**125.5**	126.7

FIELD GATHERING AND PROCESSING

The FG&P segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business. In January 2008 AltaGas added three interconnected processing facilities and related gathering systems as a result of the Taylor acquisition with processing capacity of 150 Mmcf/d.

Financial Results	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**31.7**	36.3	**135.1**	139.1
Net revenue	**29.4**	34.4	**127.4**	129.7
Operating and administrative expense	**18.5**	20.6	**83.3**	80.1
Amortization expense	**6.4**	6.2	**25.9**	23.6
Goodwill impairment	**-**	0.6	**-**	0.6
Operating income	**4.5**	7.0	**18.2**	25.4

Operating Statistics	For the three months ended December 31		For the year ended December 31	
	2007	2006	**2007**	2006
Capacity (Mmcf/d)(1)	**1,023**	1,021	**1,023**	1,021
Throughput (gross Mmcf/d)(2)	**511**	549	**527**	555
Capacity utilization (%)(2)	**50**	54	**52**	54
Average working interest (%)(1)	**91**	92	**91**	92

(1) *As at December 31.*

(2) *Average for the period.*

Fourth Quarter

Operating income in the FG&P segment for fourth quarter 2007 was $4.5 million compared to $7.0 million for the same quarter of 2006. Lower throughput resulting mainly from natural declines and lower producer activity resulted in a decrease in operating income of $2.1 million. The decrease was also due to $1.7 million in lower routine equalization adjustments. These decreases were partially offset by lower operating and administrative expenses of $1.0 million and a $0.6 million write-down of goodwill related to a non-core investment in fourth quarter 2006.

Processing capacity increased by 15 Mmcf/d as a result of the addition of the Acme and Corbett Creek plants. This increase was partially offset by the sale of the Ikhil Joint Venture and the redeployment of the Del Bonita assets. Throughput in fourth quarter 2007 averaged 511 Mmcf/d compared to 549 Mmcf/d in fourth quarter 2006. The 7 percent decrease was primarily due to natural declines and lower producer activity and the sale of AltaGas' interest in the Ikhil Joint Venture. The new Acme facility came on-stream in late November 2007 and AltaGas acquired the Corbett Creek facility in December 2007; both plants are dedicated to CBM gas processing. Utilization reported in fourth quarter 2007 was 50 percent compared to 54 percent reported in fourth quarter 2006.

Net revenue for the FG&P segment in fourth quarter 2007 was $29.4 million compared to $34.4 million for the same quarter in 2006. Lower throughput resulting from natural declines and lower producer activity, lower revenue as a result of the sale of Ikhil Joint Venture and lower operating cost recoveries due to lower expenses decreased net revenue by $3.2 million. Routine equalization adjustments of $1.7 million recorded in fourth quarter 2006 also contributed to the decrease.

Operating and administrative expense in fourth quarter 2007 was $18.5 million compared to $20.6 million for the same quarter in 2006. The decrease was a result of lower operating costs due to focused cost control efforts and $0.6 million

in lower costs as a result of the sale of the Ikhil Joint Venture.

Amortization expense for the FG&P segment in fourth quarter 2007 was $6.4 million compared to $6.8 million for the same period in 2006. The decrease was a result of the sale of the Ikhil Joint Venture and the write-off of goodwill related to a non-core investment in fourth quarter 2006, partially offset by new and expanded facilities.

Full Year 2007

In the FG&P segment, operating income was $18.2 million in 2007 compared to $25.4 million in 2006. The decrease was due to lower throughput ($7.6 million), lower equalization and minimum volume adjustments ($3.1 million), higher general and administrative costs ($1.0 million) and higher amortization due to expansions ($0.6 million). The decreases were partially offset by the contribution from new plants ($2.7 million) and higher rates and other revenues of $2.4 million.

Capacity increased due to the addition of the new Acme and Corbett Creek facilities, which were partially offset by the sale of the Ikhil Joint Venture and the redeployment of the Del Bonita assets. Throughput in 2007 averaged 527 Mmcf/d compared to 555 Mmcf/d in 2006. The 5 percent decrease was primarily due to natural declines and lower producer activity, partially offset by new facility throughput additions of 11 Mmcf/d from AltaGas' new Clear Prairie, Clear Hills, Princess and Acme facilities. Of the 28 Mmcf/d throughput decrease, 16 Mmcf/d was attributable to the North district and the balance to the South district. In the North district, the Wabasca area experienced throughput declines of 9 Mmcf/d as a result of a less successful drilling program than the previous year. The decline in the South district was due to lower producer activity, partially offset by higher throughput from new wells at South Foothills. Utilization in 2007 was 52 percent compared to 54 percent reported in 2006.

Net revenue in the FG&P segment in 2007 was $127.4 million compared to $129.7 million in 2006. New facilities contributed $6.1 million to net revenue in 2007, and increased rates contributed $1.5 million. These increases were offset by lower throughput which resulted in a $7.6 million decline in net revenue and lower routine equalization adjustments of $1.7 million.

Operating and administrative expense in the FG&P segment in 2007 was $83.3 million compared to $80.1 million in 2006. The increase was mainly attributable to new facilities, higher property taxes and higher compensation costs, partially offset by lower operating costs.

Amortization expense in the FG&P segment in 2007 was $25.9 million compared to $24.2 million in 2006. The increase was due to new and expanded facilities, partially offset by the sale of the interest in the Ikhil Joint Venture and the write-off of goodwill in fourth quarter 2006.

FG&P Outlook

With the purchase of Taylor completed in January 2008, FG&P will integrate the RET Complex into its FG&P operations. The RET Complex is composed of three interconnected natural gas processing facilities approximately 40 kilometres north of Lethbridge. The RET Complex is capable of handling both sour and sweet natural gas and provides gathering and processing services to approximately 55 producers having approximately 1,200 producing wells. Throughput in the RET Complex averaged 57 Mmcf/d in the fourth quarter of 2007.

FG&P expects to report higher results in 2008 than in 2007. The increase is due to the addition of the RET Complex, recontracting at higher rates, optimization of facilities and increased operating cost flowthrough. AltaGas expects throughput to increase in 2008 over 2007 primarily due to the addition of the RET facilities.

AltaGas is working with customers to optimize underutilized assets. The underutilized Sedgewick facility is expected to be connected to the fully utilized Killam and Iron Creek facilities to allow gas to be diverted to Sedgewick and allow increased combined processing for the three facilities. AltaGas expects to increase its gas gathering and processing infrastructure in 2008 through acquisition and development of new facilities as producers reallocate capital from processing to their core activity of exploration and production. Increased drilling activity and producer activity in CBM areas, northwest Alberta and northeast British Columbia is also expected to provide opportunities for expansions, acquisitions and development of gas

gathering and processing infrastructure. AltaGas expects to spend approximately $50 million to grow and optimize its gathering and processing infrastructure in 2008, including gathering systems, capacity expansions and enhancements to its sour gas processing facilities.

AltaGas has experienced declining throughput primarily due to lower drilling activity and natural declines. Producer activity has been impacted by lower profitability and uncertainty regarding the new Alberta royalty regime. In 2008 AltaGas expects producer activity to rebound since average operating costs have declined, natural gas prices remain above the lows of 2007 and the completion of the Alberta royalty review should bring greater certainty to the industry. As a result, AltaGas expects demand for gathering and processing facilities to increase, thereby mitigating the impact of natural declines.

In January 2008 FG&P volumes were impacted as a result of extreme cold weather which reduced volumes produced resulting in AltaGas facilities experiencing a similar reduction in processed volumes. As the wells return to normal production in first quarter 2008, AltaGas expects throughput to return to throughput experienced at the end of 2007.

EXTRACTION AND TRANSMISSION

The E&T segment consists of interests in four ethane and NGL extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline. As a result of the Taylor acquisition in January 2008, AltaGas added interests in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, two NGL pipelines in Alberta and increased its ownership in the Joffre plant to 100 percent.

Financial Results	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**39.3**	34.5	**142.9**	149.1
Net revenue	**19.3**	15.6	**67.4**	63.2
Operating and administrative expense	**5.5**	6.5	**20.3**	20.3
Amortization expense	**1.9**	2.0	**8.0**	7.7
Operating income	**11.9**	7.1	**39.1**	35.2

Operating Statistics	For the three months ended December 31		For the year ended December 31	
	2007	2006	**2007**	2006
Extraction inlet capacity (Mmcf/d)[(1)]	**554**	554	**554**	554
Extraction volumes (Bbls/d)[(2)]	**21,179**	20,512	**20,108**	19,696
Transmission volumes (Mmcf/d)[(2)(3)]	**403**	412	**407**	400
Frac spread ($/Bbl)[(4)]	**$ 29.03**	$ 12.94	**$ 21.38**	$ 18.47

(1) As at December 31.

(2) Average for the period.

(3) Excludes condensate pipeline volumes.

(4) AltaGas reports an indictative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.

Fourth Quarter

Operating income in the E&T segment in fourth quarter 2007 was $11.9 million, up from $7.1 million for the same period in 2006. The increase was primarily due to higher frac spread, higher frac spread-exposed NGL volumes as a result of increased ownership in one of the Empress extraction plants, higher utilization at both Empress facilities, lower revenue deferral recorded in the transmission business and the expansion of the Cold Lake transmission system.

Average ethane and NGL volumes in the extraction business were higher in fourth quarter 2007 compared to the same

quarter in 2006, mainly due to increased ownership at one of the Empress facilities and higher utilization at both Empress facilities, partially offset by lower volumes at the Edmonton facility. Transmission volumes were slightly lower compared to 2006 mainly due to lower shipments on the Suffield and Cold Lake systems.

Net revenue in fourth quarter 2007 was $19.3 million, up from $15.6 million in the same period in 2006. Net revenue increased by $2.2 million due to higher frac spreads and by $1.3 million due to higher extraction volumes. In the transmission business net revenue increased approximately $1.0 million primarily due to lower revenue deferral and increased fee revenue due to the expansion of the Cold Lake transmission system. In fourth quarter 2006 AltaGas recorded $0.8 million of deferred revenue related to the 2006 fiscal year.

Operating and administrative expense in fourth quarter 2007 was $5.5 million compared to $6.5 million for the same period in 2006. The decrease was mainly due to lower volumes processed through the Edmonton extraction plant and lower power costs, partially offset by increased costs at the Empress facilities due to increased ownership at one facility and higher utilization at both Empress facilities.

Amortization expense of $1.9 million in fourth quarter 2007 was similar to $2.0 million recorded for the same period in 2006.

Full Year 2007

Operating income in the E&T segment in 2007 was $39.1 million, up from $35.2 million in 2006. The increase was primarily due to higher frac spreads and higher frac spread-exposed NGL volumes in the extraction business and the expansion of the Cold Lake transmission system.

In 2007, average ethane and NGL volumes increased primarily as a result of the increased ownership at one of the extraction plants and higher utilization. Transmission volumes also increased slightly to 407 Mmcf/d from 400 Mmcf/d, primarily due to higher deliveries on the Suffield transmission system.

Net revenue was $67.4 million in 2007, compared to $63.2 million in 2006. The increase was primarily due to higher frac spreads ($1.4 million), higher extraction volumes ($1.8 million), the expansion of the Cold Lake transmission system and higher committed volumes on the Suffield system.

Operating and administrative expense in the E&T segment in 2007 was $20.3 million for 2007 and 2006. Lower costs due to lower volumes processed through the Edmonton extraction plant were offset by the increased costs at one of the Empress facilities due to the increased ownership.

Amortization expense in 2007 was $8.0 million compared to $7.7 million in 2006. The increase was due to the increased ownership at one of the Empress facilities and the enhanced ethane recovery project at the Edmonton extraction plant.

E&T Outlook

With the Taylor transaction effective January 10, 2008, AltaGas added the Harmattan Complex, an interest in the Younger Extraction Plant, and two NGL pipelines, and increased its ownership in the Joffre Extraction Plant to 100 percent. The Harmattan Complex has a licensed natural gas inlet capacity of 490 Mmcf/d, a deep cut NGL extraction unit, NGL fractionation net capacity of 25,000 Bbls/d and NGL terminals. The Younger Extraction Plant, with NGL extraction ownership of 56.7 percent, has a net processing capacity of 425 Mmcf/d and NGL fractionation and terminal ownership of 100 percent with net capacity of 25,000 Bbls/d. The increased ownership of the Joffre Extraction Plant added net capacity of 125 Mmcf/d and terminalling with net capacity of 5,200 Bbls/d. AltaGas operates all three new facilities and is expecting extraction volumes to increase to more than 45,000 Bbls/d in 2008. The transmission business added the Ethylene Delivery System and the Joffre Feedstock Pipeline both of which move NGLs between Joffre and Fort Saskatchewan, Alberta.

Results in the E&T segment are expected to increase materially in 2008. The acquisition of Taylor has added approximately 1 Bcf/d of inlet processing capacity, 23,500 Bbls/d of NGL production and 140,000 Bbls/d of NGL

transportation capacity. Operating income in the E&T segment as a percentage of total operating income from all business segments is expected to increase from 25 percent in 2007 to approximately 40 percent in 2008. Volumes are also expected to increase as a result of opportunities to optimize and upgrade the infrastructure and consolidate extraction facilities in AltaGas' operating areas, resulting in increased utilization and hence earnings.

Approximately 90 percent of the revenue from the E&T segment is based on long-term fee-for-service, cost-of-service and minimum volume commitment long-term contracts. The segment is expected to continue to deliver strong performance and predictable and stable returns. Commercial arrangements are structured to manage exposure to commodity price movements such that the majority of the volumes have downside protection to volatility and the remaining volumes allow AltaGas to participate in upside opportunity. These remaining volumes are driven by frac spreads which are expected to remain above recent historical levels. NGL prices continue to track the crude oil price which is expected to stay strong through 2008 while natural gas prices are expected to remain relatively flat, resulting in continued strong frac spreads. Approximately 12 percent of extraction volumes are exposed to frac spread and approximately 45 percent of those volumes have been hedged at approximately $21/Bbl for 2008. The remaining volumes remain exposed to frac spread. The current forward curve for frac spread is in the low to mid-$20/Bbl range.

In second quarter 2008 a 23-day maintenance turnaround is a planned at one of the facilities and is expected to cost approximately $4.0 million in direct costs and lost operating income. In third quarter 2008 there are planned turnarounds for a total of 48 days at three facilities which are expected to cost approximately $1.8 million in direct costs and lost operating income.

AltaGas has been an active participant in the Inquiry to ensure its existing and future extraction business is not negatively impacted. Proposed changes to the existing NGL extraction convention have been analyzed and mitigation strategies formulated. AltaGas believes that with the strategies in place, the outcome of the Inquiry will have no material impact on the extraction business.

On March 8, 2007, the Government of Alberta introduced legislation to reduce greenhouse gas emissions. The Climate Change and Emissions Management Amendment Act, along with its accompanying Specified Gas Emitters Regulation (SGER), state that facilities that emit more than 100,000 tonnes of greenhouse gases per year must reduce their emissions intensity by 12 percent per annum starting July 1, 2007. The Harmattan Complex falls within the scope of the legislation as its greenhouse emissions are slightly above 100,000 tonnes per year. Management's initial calculations for emissions intensity for 2007 indicate that the emissions from the Harmattan Complex are below its target intensity and therefore will not be subject to any penalty.

In the transmission business, the full year of the Cold Lake expansion is expected to increase results compared to 2007 and AltaGas expects to pursue expansions similar to the Cold Lake Expansion, which may further enhance returns in the segment. An arrangement to utilize an unused portion of the Ethylene Delivery System has been completed and is also expected to result in higher results in 2008.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPAs) and a capital lease for 25 MW of gas-fired power peaking capacity. Construction is underway for an additional 14.4 MW of gas-fired peaking capacity at the Bantry and Parkland gas processing facilities. Upon connection to the electricity grid, the new gas-fired peaking plants will increase the Trust's peaking capacity by 58 percent and total power generation capacity to 392.4 MW. As a result of the Taylor acquisition on January 10, 2008, the segment has added a 25 percent interest in a 7 MW run-of-river hydroelectric generation facility in British Columbia.

Financial Results	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**45.8**	59.4	**182.5**	199.4
Net revenue	**22.9**	27.8	**104.2**	99.6
Operating and administrative expense	**0.6**	0.4	**2.1**	1.3
Amortization expense	**1.9**	1.9	**7.5**	7.4
Operating income	**20.4**	25.5	**94.6**	90.9

Operating Statistics	For the three months ended December 31		For the year ended December 31	
	2007	2006	**2007**	2006
Volume of power sold (GWh)	**673**	711	**2,661**	2,878
Average price received on the sale of power ($/MWh)[1]	**68.07**	83.45	**68.59**	69.26
Alberta Power Pool average spot price ($/MWh)[1]	**61.75**	116.81	**66.84**	80.48

[1] *Average for the period.*

Fourth Quarter

Operating income in the Power Generation segment in fourth quarter 2007 was $20.4 million compared to $25.5 million for the same quarter in 2006. Operating income decreased as a result of average spot power prices which were almost half the average spot price in fourth quarter 2006 and costs incurred to comply with Alberta's SGER. These decreases were partially offset by higher hedge prices, lower PPA costs and lower transmission costs.

Net revenue in fourth quarter 2007 was $22.9 million compared to $27.8 million for the same period in 2006. Net revenue increased by $27.5 million due to higher hedge prices, $5.4 million due to lower PPA costs as a result of a favourable 30-day rolling average power price (RAPP) received during the Sundance B planned outage and $7.4 million due to lower transmission costs. The increases were more than offset by a decrease of $36.7 million due to lower spot power prices, $1.3 million incurred to comply with Alberta's SGER, $0.8 million in higher variable costs and $0.3 million in lower contributions from the gas-fired peaking plants.

Operating and administrative expense was $0.6 million in fourth quarter 2007 compared to $0.4 million for the same period in 2006. In March 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. While this has not materially impacted operating income, it has resulted in slightly lower cost of sales offset by higher operating expenses.

Amortization expense of $1.9 million in fourth quarter 2007 was consistent with the same period last year.

Full Year 2007

Operating income in the Power Generation segment was $94.6 million for 2007 compared to $90.9 million for 2006. The

increase was due to higher power prices received on hedged sales, lower PPA costs and lower transmission costs. These increases were partially offset by lower revenue from unhedged sales due to lower Alberta spot power prices, the expiration of the Genesee contract and costs incurred to comply with Alberta's SGER.

The volume of power sold in 2007 was lower than in 2006 primarily as a result of the Genesee contract expiration on March 31, 2006.

Net revenue was $104.2 million for 2007 compared to $99.6 million for 2006. The increase included $34.6 million due to higher hedge prices, $9.4 million due to lower PPA costs mainly as a result of a favourable 30-day RAPP during the Sundance B planned outage and lower transmission costs of $3.2 million. These increases were partially offset by lower revenue from unhedged sales due to lower Alberta spot power prices ($35.8 million), the expiration of the Genesee contract ($4.1 million), $2.0 million of costs incurred to comply with Alberta's SGER and approximately $0.5 million in other fixed and variable costs.

Operating and administrative expense of $2.1 million in 2007 was higher than the $1.3 million reported in 2006, primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007.

Amortization expense of $7.5 million in 2007 was similar to $7.4 million in 2006.

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2008 than in 2007. The contribution from hedged power volumes is expected to be higher than in 2007 as a result of average hedge prices of approximately $76/MWh in 2008 compared to $66/MWh in 2007. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining is exposed to the spot price of power in Alberta. In early 2008, the forward market for power prices indicates that power prices will remain relatively strong, in the low to mid-$70/MWh range until 2012. PPA costs are expected to be higher in 2008 due to higher power generated. However, as the price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation rather than the prevailing market price of coal, it is not expected to have a significant impact on PPA costs in 2008.

On June 27, 2007 the Alberta government passed the SGER which requires large final emitters to reduce greenhouse gas emissions intensity by 12 percent per year beginning July 1, 2007, to purchase an equivalent amount of offset credits from intra-Alberta sources, or to pay $15/tonne of emissions over the 12 percent reduction into a provincially administered technology fund. This regulation affects the Sundance facility and is expected to increase 2008 operating expense by approximately $5 million. To the extent these costs can be recovered through higher power pool prices, by the physical reduction of emissions intensity, or by creating or acquiring offsets, the impact of these costs would be mitigated.

In first quarter 2007 AltaGas announced the acquisition of 14.4 MW of gas-fired peaking capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation facilities are being installed at the Bantry and Parkland FG&P locations with access to natural gas supply and the electrical grid. The facilities will be integrated into ongoing operations and are expected to be operational in second quarter 2008. Installation of the generating capacity is estimated to cost approximately $10 million and is expected to be accretive to net income and cash flow once operational.

Revenue from the gas-fired peaking facilities is derived from the sale of energy and ancillary services. Based on the expected spot price for power and natural gas in Alberta for 2008, AltaGas expects the utilization of its gas-fired peaking facilities to average 20 percent. The plants also provide ancillary services, which generate revenue without delivering power to the grid.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment included a small portfolio of oil and natural gas production assets which were sold effective May 31, 2007.

Financial Results	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**227.2**	255.0	**1,022.5**	948.9
Net revenue	**4.0**	6.1	**20.9**	24.7
Operating and administrative expense	**3.5**	4.6	**15.6**	17.1
Amortization expense	**0.5**	1.3	**3.3**	4.8
Operating income	**-**	0.2	**2.0**	2.8

Operating Statistics	For the three months ended December 31		For the year ended December 31	
	2007	2006	**2007**	2006
Energy management service contracts[(1)]	**1,466**	1,394	**1,466**	1,394
Average volumes transacted (GJ/d)[(2)]	**393,936**	349,218	**388,217**	327,057

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Fourth Quarter

Operating income in the Energy Services segment in fourth quarter 2007 was nil compared to $0.2 million for the same quarter in 2006. Operating income decreased as a result of a lower contribution from the energy management business due to non-recurring earnings and to higher gas costs to meet a natural gas supply contract. These reductions were partially offset by higher revenues from greater optimization opportunities and higher gas balancing volumes, and the sale of the oil and gas production assets in May 2007, which had reported a loss in the same quarter of 2006.

Net revenue in fourth quarter 2007 was $4.0 million compared to $6.1 million for the same period in 2006. Net revenue decreased as a result of lower operating revenue of $1.3 million from the oil and gas production assets which were sold in May 2007, $0.6 million of non-recurring earnings reported in fourth quarter 2006 in the energy management business, and $0.4 million of higher gas costs in gas services to meet a natural gas supply contract.

Operating and administrative expense in fourth quarter 2007 was $3.5 million compared to $4.6 million for the same quarter in 2006. The decrease in fourth quarter 2007 was due to lower costs as a result of the sale of oil and natural gas production assets.

Amortization expense in fourth quarter 2007 was $0.5 million compared to $1.3 million in the same quarter in 2006, primarily due to the sale of oil and natural gas production assets.

Full Year 2007

Operating income in the Energy Services segment was $2.0 million in 2007 compared to $2.8 million in 2006. The decrease was due to non-recurring earnings reported in the energy management business in 2006, higher gas costs to supply a natural gas contract, higher operating and administrative expense and lower contributions from the operations of the oil and natural gas production assets which were sold effective May 31, 2007. These decreases were partially

offset by increased fixed-price commodity and transportation net revenue in the gas services business, growth in both gas and electricity in the energy management business and the one-time pre-tax gain from the sale of the oil and natural gas production assets.

Net revenue was $20.9 million in 2007 compared to $24.7 million in 2006. The decrease included a $4.0 million lower contribution due to lower volumes and prices related to the operation of the oil and gas production assets, $2.5 million related to non-recurring earnings in the energy management business, and $1.4 million due to higher gas costs to supply a natural gas contract. These decreases were partially offset by $2.0 million from higher optimization, transportation, fixed-price and balancing gas margins in the gas services business, the one-time pre-tax gain from the sale of oil and natural gas production assets of $1.5 million and $0.5 million from growth in the energy management business.

Operating and administrative expense was $15.6 million in 2007 compared to $17.1 million in 2006. The decrease was primarily due to lower costs related to the operation of the oil and natural gas production assets ($2.0 million), partially offset by $0.5 million in higher administrative expenses.

Amortization expense in 2007 was $3.3 million compared to $4.8 million in 2006. The decrease was primarily due to the sale of the oil and natural gas production assets of $1.7 million, partially offset by higher amortization of $0.2 million related to the addition of new information systems to support the business.

Energy Services Outlook

The increased gas infrastructure acquired through the Taylor transaction is expected to provide additional opportunities for the Energy Services business to identify and execute on opportunities to enhance the earnings from these assets. To the extent that the Energy Services segment can do so, this may increase earnings in the segment or contribute to increased earnings in the other operating segments.

The core businesses within the Energy Services segment are the advisory fee-based business servicing non-residential gas and electricity end-users (energy management), and the fixed-margin gas marketing business (gas services). AltaGas expects results in the Energy Services segment in 2008 to be slightly lower than 2007 results, excluding the gain on sale of the oil and gas production assets in 2007. Lower revenues from fixed-price gas sales are anticipated due to the low natural gas price environment. However, the recent acquisition of Taylor will provide the gas services business with an increased geographic footprint and assets to increase its integration opportunities to enhance unitholder value.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across all segments.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	For the three months ended December 31		For the year ended December 31	
($ millions)	**2007**	2006	**2007**	2006
Revenue[1]	**1.6**	1.6	**5.1**	4.4
Net revenue	**1.1**	1.6	**6.2**	4.4
Operating and administrative expense	**8.4**	8.9	**31.2**	29.7
Amortization expense	**0.6**	0.5	**2.3**	2.3
Operating loss	**(7.9)**	(7.8)	**(27.3)**	(27.6)
Operating loss before unrealized gains (losses) on risk management	**(7.4)**	(7.8)	**(28.4)**	(27.6)

[1] *Excludes unrealized gains (losses) on risk management.*

Fourth Quarter

The operating loss before unrealized gains on risk management for fourth quarter 2007 was $7.4 million compared to $7.8 million for the same period in 2006. The decreased loss was due to lower administrative costs and an increase of $0.2 million in interest revenue. These decreases were partially offset by lower income from the investment in AltaGas Utility Group Inc. (Utility Group) due to a decrease in ownership interest, as well as a one-time $0.4 million write-off of costs incurred on development projects.

Net revenue in fourth quarter 2007 was $1.1 million compared to $1.6 million for the same period in 2006. The decrease was due to the unrealized loss of $0.5 million related to risk management contracts, back-to-back commodity purchases and sales as a result of the adoption of accounting standards effective January 1, 2007 that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to other comprehensive income on January 1, 2007 was $0.2 million and $2.6 million respectively.

Operating and administrative expense for fourth quarter 2007 was $8.4 million compared to $8.9 million for the same period last year. The decrease was attributable to $1.6 million in lower compensation and consulting costs in part related to compliance with securities regulations. This decrease was partially offset by the write-off of costs incurred on development projects.

Amortization expense for fourth quarter 2007 was $0.6 million, similar to $0.5 million for the same period in 2006.

Full Year 2007

The operating loss before unrealized gains on risk management was $28.4 million in 2007 compared to $27.6 million in 2006. The increased loss was due to $1.3 million in higher office, computer and compensation costs and $1.9 million in write-offs related to costs incurred on development projects. These increases were partially offset by $1.0 million in lower professional and consulting fees, $0.8 million in higher general and administrative costs allocated to the operating

segments and a one-time gain of $0.4 million on the unwinding of interest rate swaps as a result of the issuance of $100 million of medium-term notes in January 2007. Effective in second quarter 2007 AltaGas reduced its influence over Taylor and commenced accounting for its interest in Taylor using the cost method. The effect of the change in the accounting method on the operating loss in 2007 was negligible.

Net revenue was $6.2 million in 2007 compared to $4.4 million in 2006. The increase was due to the unrealized gain of $1.1 million related to risk management contracts and back-to-back commodity purchases and sales as a result of the adoption of accounting standards effective January 1, 2007, that require the fair value of all financial instruments to be reflected on the financial statements. The increase was also due to the gain recorded as a result of unwinding interest rate swaps in first quarter 2007 of $0.4 million and to $0.3 million from higher interest and investment revenue.

Operating and administrative expense was $31.2 million in 2007 compared to $29.7 million in 2006. The increase was primarily related to $1.9 million in a one-time charge related to the write-off of costs incurred on development projects and $0.4 million in higher compensation costs, partially offset by lower professional and consulting fees of $1.0 million and lower general corporate overhead.

Amortization expense for 2007 was consistent with 2006.

Corporate Outlook

The operating loss for 2008 is expected to be higher than in 2007 due primarily to the acquisition of Taylor and AltaGas growth through acquisitions and the expansion of current facilities. In 2007 Taylor recorded approximately $8 million in corporate costs on a normalized basis. AltaGas has realized approximately $2 million in cost savings of the total $3.0 million identified at the time the Taylor transaction was announced. The segment's revenue will decrease as AltaGas will no longer be recording investment income from Taylor in the Corporate segment and also due to a decrease in ownership of Utility Group from 26.7 percent to 19.6 percent.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During fourth quarter 2007 AltaGas increased its capital assets, long-term investments and other assets by $32.5 million compared to $12.7 million in fourth quarter 2006. The increase was due to $30.1 million in capital assets acquired and $2.4 million in long-term investments and other assets, of which $7.4 million was an increase in the fair value of Taylor units which were reported as assets available for sale and $3.4 million was for costs related to the acquisition of Taylor, partially offset by $2.4 million collected on a note receivable and the $6.5 million balance of the note reclassified to current assets.

During 2007 AltaGas acquired $86.1 million in capital assets, long-term investments and other assets, up from $71.5 million in 2006. The increase was due to acquiring $68.2 million in capital assets and $17.9 million in long-term investments and other assets, of which $20.3 million was an increase in the fair value of Taylor units which were reported as assets available for sale and $3.4 million was for costs related to the acquisition of Taylor, partially offset by a special distribution of Utility Group common shares valued at $4.2 million and the elimination of $2.1 million in loans advanced to BMWLP. The $46.4 million in disposals of capital assets included the $30.2 million disposition of the original cost of the oil and natural gas production assets in Energy Services and the original cost of the $14.4 million interest in the Ikhil Joint Venture.

Net Invested Capital - Investment Type — For the three months ended December 31, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**15.3**	**0.3**	**12.7**	**1.0**	**0.8**	**30.1**
Long-term investments and other assets	**-**	**-**	**-**	**-**	**2.4**	**2.4**
	15.3	**0.3**	**12.7**	**1.0**	**3.2**	**32.5**
Disposals:						
Capital assets	**(0.3)**	**-**	**-**	**-**	**-**	**(0.3)**
Net invested capital	**15.0**	**0.3**	**12.7**	**1.0**	**3.2**	**32.2**

Net Invested Capital - Investment Type — For the year ended December 31, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**29.1**	**5.0**	**22.0**	**9.8**	**2.3**	**68.2**
Long-term investments and other assets	**-**	**-**	**(0.5)**	**-**	**18.4**	**17.9**
	29.1	**5.0**	**21.5**	**9.8**	**20.7**	**86.1**
Disposals:						
Capital assets	**(15.9)**	**(0.3)**	**-**	**(30.2)**	**-**	**(46.4)**
Net invested capital	**13.2**	**4.7**	**21.5**	**(20.4)**	**20.7**	**39.7**

Net Invested Capital - Investment Type — For the three months ended December 31, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	7.1	3.0	-	0.3	0.9	11.3
Long-term investments and other assets	-	-	0.1	-	1.3	1.4
	7.1	3.0	0.1	0.3	2.2	12.7
Disposals:						
Capital assets	(0.3)	-	-	-	-	(0.3)
Net invested capital	6.8	3.0	0.1	0.3	2.2	12.4

Net Invested Capital - Investment Type — For the year ended December 31, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	58.5	4.3	-	0.8	2.2	65.8
Long-term investments and other assets	-	-	4.2	-	1.5	5.7
	58.5	4.3	4.2	0.8	3.7	71.5
Disposals:						
Capital assets	(0.8)	-	-	-	-	(0.8)
Net invested capital	57.7	4.3	4.2	0.8	3.7	70.7

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totalled $0.3 million in fourth quarter 2007 compared to $2.1 million in the same period in 2006. Of the $31.5 million in growth capital spent in fourth quarter 2007 (fourth quarter 2006 - $9.6 million), $12.9 million was for the Acme and Corbett Creek coal bed methane gathering and processing facilities in the FG&P segment, $10.4 million on the Bear Mountain Wind project and $2.3 million on the installation of the new peaking equipment in the Power Generation segment, and $3.4 million in the Corporate segment for costs related to the acquisition of Taylor. Administrative capital was $0.7 million, primarily due to the increase of $7.4 million in the fair value of Taylor units which were reported as assets available for sale and $1.6 million due to expenditures for computer hardware and software, partially offset by $2.4 million in payments received on a promissory note and the $6.5 million balance of the note reclassified to current assets.

Maintenance capital expenditures totalled $5.7 million in 2007 compared to $6.1 million in 2006, of which $4.0 million was in the FG&P segment. Of the $56.2 million spent on growth capital in 2007 (2006 - $62.0 million), $23.3 million was spent in the FG&P segment, which included $16.5 million on CBM projects consisting of the Acme plant construction and the Corbett Creek acquisition, and another $6.5 million spent on upgrading and expanding existing FG&P facilities. In the Power Generation segment, $13.9 million was spent on the Bear Mountain Wind project and $6.6 million was for the new peaking generation equipment and installation costs to date. AltaGas also invested $8.0 million in the Sarnia Airport Storage Pool project in Ontario as part of its strategy to grow its gas infrastructure and diversify geographically. Costs of $3.4 million were incurred related to the offer to purchase the outstanding Taylor units, which were more than offset by the $4.2 million special distribution of Utility Group shares to AltaGas unitholders. Administrative capital expenditures of $24.2 million in 2007 were significantly higher than the $3.4 million in 2006, primarily due to a $20.3 million increase in the fair value of Taylor units which were reported as assets available for sale.

Invested Capital - Use — For the three months ended December 31, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	-	**0.3**	-	-	-	**0.3**
Growth	**14.4**	-	**12.7**	**1.0**	**3.4**	**31.5**
Administrative	**0.9**	-	-	-	**(0.2)**	**0.7**
Invested capital	**15.3**	**0.3**	**12.7**	**1.0**	**3.2**	**32.5**

Invested Capital - Use — For the year ended December 31, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**4.0**	**1.7**	-	-	-	**5.7**
Growth	**23.3**	**3.3**	**21.5**	**9.3**	**(1.2)**	**56.2**
Administrative	**1.8**	-	-	**0.5**	**21.9**	**24.2**
Invested capital	**29.1**	**5.0**	**21.5**	**9.8**	**20.7**	**86.1**

Invested Capital - Use — For the three months ended December 31, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.7	0.2	-	0.2	-	2.1
Growth	5.3	2.8	0.1	-	1.4	9.6
Administrative	0.1	-	-	0.1	0.8	1.0
Invested capital	7.1	3.0	0.1	0.3	2.2	12.7

Invested Capital - Use

For the year ended December 31, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	5.0	0.8	-	0.3	-	6.1
Growth	53.3	3.4	4.3	0.2	0.8	62.0
Administrative	0.2	0.1	-	0.3	2.8	3.4
Invested capital	58.5	4.3	4.3	0.8	3.6	71.5

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During 2007, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $6.95/MWh to $946.66/MWh in fourth quarter 2007 and ranged from $0.00/MWh to $999.99/MWh in 2007. The average spot price was $61.75/MWh for the quarter and $66.84/MWh for 2007. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $68.07/MWh in fourth quarter 2007 and $68.59/MWh in 2007.

- NGL frac spread hedges: The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by frac spreads. In fourth quarter 2007, the Trust entered into NGL frac spread agreements for 1,400 Bbls/d at $25.50/Bbl for first quarter 2008 and 700 Bbls/d for $21.50/Bbl from April 1 to December 31, 2008. With the acquisition of Taylor, AltaGas has assumed frac spread hedges for an additional 1,200 Bbls/d with a combined average price of $20.00/Bbl for January 1 through December 31, 2008.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At December 31, 2007 the Trust had interest rate swaps with varying terms to maturity of $25.0 million. Including AltaGas' MTNs and capital leases, the rate was fixed on 100 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at December 31, 2007. The Trust has entered into a number of forward rate contracts to hedge its Euros exposure as it relates to the Bear Mountain project.

SUBSEQUENT EVENTS

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 acquired all of the outstanding limited partnership units of Taylor NGL Limited Partnership (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of natural gas liquids extraction plants, natural gas processing assets and two natural gas liquids pipelines. It also had an interest in a 7 MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $598.7 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt of $132.5 million and approximately $11.0 million in transactions costs. The value of the Trust units issued was determined based on the weighted average market price from two days preceding to two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition. As of January 10, 2008, AltaGas had total debt of approximately $610.0 million compared to $220.7 million as at December 31, 2007 and a debt-to-total capitalization ratio of approximately 45 percent.

Consolidated Balance Sheets

(unaudited)

As at December 31 *($ thousands)*	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 12,451**	$ 13,226
Accounts receivable	**191,879**	224,533
Inventory	**130**	61
Customer deposits	**24,369**	16,304
Risk management	**66,811**	-
Other current assets	**9,714**	9,277
	305,354	263,401
Capital assets	**682,322**	677,941
Energy service arrangements, contracts and relationships	**95,716**	103,330
Goodwill	**18,260**	18,260
Risk management	**33,640**	-
Long-term investments and other assets	**64,509**	46,643
	$ 1,199,801	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 177,802**	$ 200,882
Distributions payable to unitholders	**10,167**	9,588
Short-term debt	**655**	-
Current portion of long-term debt	**1,234**	1,147
Customer deposits	**24,369**	16,304
Deferred revenue	**1,718**	788
Risk management	**60,848**	-
Other current liabilities	**9,321**	10,982
	286,114	239,691
Long-term debt	**218,845**	264,340
Asset retirement obligations	**18,811**	23,350
Future income taxes	**58,229**	51,252
Risk management	**30,166**	-
Other long-term liabilities	**2,948**	1,526
	615,113	580,159
Unitholders' equity	**584,688**	529,416
	$ 1,199,801	$ 1,109,575

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts and number of units)	Three months ended December 31 2007	Three months ended December 31 2006	Year ended December 31 2007	Year ended December 31 2006
REVENUE				
Operating	$ 335,401	$ 365,738	$ 1,422,242	$ 1,358,189
Unrealized gains (losses) on risk management	(502)	-	1,115	-
Other	1,583	1,648	5,037	4,415
	336,482	367,386	1,428,394	1,362,604
EXPENSES				
Cost of sales	260,048	282,836	1,104,399	1,043,691
Operating and administrative	36,150	40,065	150,297	145,788
Amortization:				
Capital assets	9,491	9,980	39,477	38,377
Energy services arrangements, contracts and relationships	1,903	1,903	7,614	7,484
Goodwill impairment	-	600	-	600
	307,592	335,384	1,301,787	1,235,940
Operating income	28,890	32,002	126,607	126,664
Interest expense				
Short-term debt	222	52	491	270
Long-term debt	2,683	3,295	11,394	13,012
Income before income taxes	25,985	28,655	114,722	113,382
Income tax expense (recovery)	(5,818)	1,379	5,928	(1,129)
Net income	31,803	27,276	108,794	114,511
Accumulated earnings, beginning of period	478,609	374,342	401,618	287,107
Accumulated earnings, end of period	$ 510,412	$ 401,618	$ 510,412	$ 401,618
Net income per unit				
Basic	$ 0.55	$ 0.49	$ 1.90	$ 2.06
Diluted	$ 0.55	$ 0.49	$ 1.89	$ 2.06
Weighted average number of units outstanding (thousands)				
Basic	57,960	56,181	57,382	55,469
Diluted	57,991	56,216	57,420	55,516

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three months ended December 31 2007	Year ended December 31 2007
Net income	$ 31,803	$ 108,794
Other comprehensive income, net of tax		
Unrealized net gains on available for sale financial assets	6,614	17,902
Unrealized net gains on derivatives designated as cash flow hedges	5,449	7,051
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods	2,381	4,850
	14,444	29,803
Comprehensive income	$ 46,247	$ 138,597
Accumulated other comprehensive income, beginning of period	$ 12,725	-
Adjustment resulting from adoption of new financial instrument accounting standards	-	(2,634)
Other comprehensive income, net of tax	14,444	29,803
Accumulated other comprehensive income, end of period	$ 27,169	$ 27,169

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended December 31 2007	Three months ended December 31 2006	Year ended December 31 2007	Year ended December 31 2006
Cash from operations				
Net income	**$ 31,803**	$ 27,276	**$ 108,794**	$ 114,511
Items not involving cash:				
Amortization	**11,395**	11,883	**47,091**	45,861
Accretion of asset retirement obligations	**208**	367	**1,474**	1,430
Unit-based compensation	**94**	286	**553**	482
Future income tax expense (recovery)	**(6,115)**	1,336	**5,631**	(1,181)
Loss on sale of assets	**239**	-	**57**	-
Equity income	**(610)**	(1,388)	**(2,274)**	(3,967)
Distributions from equity investments	**-**	755	**1,490**	2,950
Unrealized loss (gain) on risk management	**502**	-	**(1,115)**	-
Goodwill impairment	**-**	600	**-**	600
Other	**321**	252	**1,199**	994
Funds from operations	**37,837**	41,367	**162,900**	161,680
Asset retirement obligations settled	**206**	(501)	**(346)**	(560)
Net change in non-cash working capital	**21,768**	(4,261)	**20,725**	(14,260)
	59,811	36,605	**183,279**	146,860
Investing activities				
Increase in customer deposits	**1,455**	2,911	**(8,065)**	(933)
Decrease in note receivable	**2,400**	-	**5,100**	-
Acquisition of capital assets	**(27,980)**	(10,369)	**(65,065)**	(73,042)
Disposition of capital assets	**37**	188	**9,759**	509
Disposition of energy services arrangements, contracts and relationships	**-**	-	**-**	36
Acquisition of long-term investments and other assets	**(3,455)**	(633)	**(5,567)**	(5,032)
Disposition of long-term investments and other assets	**37**	-	**412**	-
	(27,506)	(7,903)	**(63,426)**	(78,462)
Financing activities				
Increase (decrease) in short-term debt	**(2,210)**	-	**655**	(2,710)
Decrease in long-term debt	**(6,200)**	(11,657)	**(45,016)**	(829)
Distributions to unitholders	**(30,406)**	(28,593)	**(118,061)**	(109,954)
Net proceeds from issuance of units	**6,649**	12,709	**41,794**	46,636
	(32,167)	(27,541)	**(120,628)**	(66,857)
Change in cash and cash equivalents	**138**	1,161	**(775)**	1,541
Cash and cash equivalents, beginning of period	**12,313**	12,065	**13,226**	11,685
Cash and cash equivalents, end of period	**$ 12,451**	$ 13,226	**$ 12,451**	$ 13,226

See accompanying note to the Consolidated Financial Statements.

Selected Note to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;
Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;
Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;
Energy Services – energy management and gas services for natural gas and electricity; and
Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

For the three months ended December 31, 2007	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 31,685	$ 39,294	$ 45,815	$ 227,232	$ 1,583	$ (8,625)	$ 336,984
Unrealized gains (losses) on risk management	-	-	-	-	(502)	-	(502)
Cost of sales	(2,244)	(19,939)	(22,951)	(223,192)	-	8,278	(260,048)
Operating and administrative	(18,573)	(5,476)	(603)	(3,439)	(8,406)	347	(36,150)
Amortization	(6,359)	(2,004)	(1,894)	(552)	(585)	-	(11,394)
Operating income (loss)	$ 4,509	$ 11,875	$ 20,367	$ 49	$ (7,910)	-	$ 28,890
Operating income (loss) before unrealized gains (losses) on risk management	$ 4,509	$ 11,875	$ 20,367	$ 49	$ (7,408)	-	$ 29,392
Net additions (reductions) to:							
Capital assets	$ 15,053	$ 259	$ 12,704	$ 1,058	$ 765	-	$ 29,839
Long-term investment and other assets	-	-	$ (1)	-	$ 2,388	-	$ 2,387
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 507,876	$ 241,198	$ 151,401	$ 124,702	$ 174,624	-	$1,199,801

Fi

For the year ended December 31, 2007	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	**$ 135,105**	**$ 142,938**	**$ 182,535**	**$ 1,022,506**	**$ 5,037**	**$ (60,842)**	**$ 1,427,279**
Unrealized gains (losses) on risk management	**-**	**-**	**-**	**-**	**1,115**	**-**	**1,115**
Cost of sales	**(7,655)**	**(75,495)**	**(78,373)**	**(1,001,599)**	**-**	**58,723**	**(1,104,399)**
Operating and administrative	**(83,344)**	**(20,300)**	**(2,035)**	**(15,576)**	**(31,161)**	**2,119**	**(150,297)**
Amortization	**(25,901)**	**(8,055)**	**(7,488)**	**(3,307)**	**(2,340)**	**-**	**(47,091)**
Operating income (loss)	**$ 18,205**	**$ 39,088**	**$ 94,639**	**$ 2,024**	**$ (27,349)**	**-**	**$ 126,607**
Operating income (loss) before unrealized gains (losses) on risk management	**$ 18,205**	**$ 39,088**	**$ 94,639**	**$ 2,024**	**$ (28,464)**	**-**	**$ 125,492**
Net additions (reductions) to:							
Capital assets	**$ 13,213**	**$ 4,672**	**$ 22,013**	**$ (20,457)**	**$ 2,349**	**-**	**$ 21,790**
Long-term investment and other assets	**-**	**-**	**$ (530)**	**-**	**$ 18,396**	**-**	**$ 17,866**
Goodwill	**$ 215**	**$ 18,045**	**-**	**-**	**-**	**-**	**$ 18,260**
Segmented assets	**$ 507,876**	**$ 241,198**	**$ 151,401**	**$ 124,702**	**$ 174,624**	**-**	**$ 1,199,801**

For the three months ended December 31, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 36,287	$ 34,531	$ 59,378	$ 254,977	$ 1,648	$ (19,435)	$ 367,386
Cost of sales	(1,882)	(18,975)	(31,610)	(248,888)	-	18,519	(282,836)
Operating and administrative	(20,583)	(6,520)	(414)	(4,562)	(8,902)	916	(40,065)
Amortization	(6,202)	(1,950)	(1,899)	(1,271)	(561)	-	(11,883)
Goodwill impairment	(600)	-	-	-	-		(600)
Operating income (loss)	$ 7,020	$ 7,086	$ 25,455	$ 256	$ (7,815)	-	$ 32,002
Operating income (loss) before unrealized gains (losses) on risk management	$ 7,020	$ 7,086	$ 25,455	$ 256	$ (7,815)	-	$ 32,002
Net additions (reductions) to:							
Capital assets	$ 11,406	$ 2,926	-	$ 1,198	$ 994	-	$ 16,524
Energy services arrangements, contracts and relationships	-	-	$ 36	$ (36)	-	-	-
Long-term investment and other assets	-	-	$ 132	-	$ 1,215	-	$ 1,347
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 528,636	$ 258,480	$ 140,427	$ 131,907	$ 50,125	-	$1,109,575

For the year ended December 31, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 139,016	$ 149,143	$ 199,344	$ 948,939	$ 4,415	$ (78,253)	$ 1,362,604
Cost of sales	(9,381)	(85,888)	(99,761)	(924,249)	-	75,588	(1,043,691)
Operating and administrative	(80,068)	(20,305)	(1,332)	(17,060)	(29,688)	2,665	(145,788)
Amortization	(23,579)	(7,733)	(7,382)	(4,848)	(2,319)	-	(45,861)
Goodwill impairment	(600)	-	-	-	-		(600)
Operating income (loss)	$ 25,388	$ 35,217	$ 90,869	$ 2,782	$ (27,592)	-	$ 126,664
Operating income (loss) before unrealized gains (losses) on risk management	$ 25,388	$ 35,217	$ 90,869	$ 2,782	$ (27,592)	-	$ 126,664
Net additions (reductions) to:							
Capital assets	$ 62,295	$ 4,319	$ (28)	$ 1,652	$ 2,270	-	$ 70,508
Energy services arrangements, contracts and relationships	-	-	-	$ (36)	-	-	$ (36)
Long-term investment and other assets	-	-	$ 4,332	-	$ 1,390	-	$ 5,722
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 528,636	$ 258,480	$ 140,427	$ 131,907	$ 50,125	-	$ 1,109,575

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	2007	Q4-07	Q3-07	Q2-07	Q1-07
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**127.4**	**29.4**	31.6	34.9	31.6
Extraction and Transmission	**67.4**	**19.3**	17.0	15.3	15.8
Power Generation	**104.2**	**22.9**	33.9	22.9	24.5
Energy Services	**20.9**	**4.0**	3.9	6.9	6.0
Corporate	**6.2**	**1.1**	1.9	1.1	2.0
Intersegment Elimination	**(2.1)**	**(0.3)**	-	(1.0)	(0.6)
	324.0	**76.4**	88.3	80.1	79.3
EBITDA[2]					
Field Gathering and Processing	**44.2**	**10.9**	9.7	12.9	10.7
Extraction and Transmission	**47.1**	**13.8**	12.0	10.8	10.5
Power Generation	**102.2**	**22.3**	33.4	22.5	24.0
Energy Services	**5.3**	**0.6**	0.3	2.7	1.7
Corporate	**(25.1)**	**(7.3)**	(6.3)	(5.8)	(5.7)
	173.7	**40.3**	49.1	43.1	41.2
Operating Income[2]					
Field Gathering and Processing	**18.2**	**4.5**	3.1	6.4	4.2
Extraction and Transmission	**39.1**	**11.9**	9.9	8.8	8.5
Power Generation	**94.6**	**20.4**	31.5	20.6	22.1
Energy Services	**2.0**	**-**	(0.2)	1.7	0.5
Corporate	**(27.3)**	**(7.9)**	(6.8)	(6.3)	(6.3)
	126.6	**28.9**	37.5	31.2	29.0
OPERATING HIGHLIGHTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,023**	**1,023**	1,008	1,021	1,021
Throughput (gross Mmcf/d)[4]	**527**	**511**	510	534	552
Capacity utilization (%)[4]	**52**	**50**	51	52	54
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[3]	**554**	**554**	554	554	554
Extraction volumes (Bbls/d)[4]	**20,108**	**21,179**	16,859	19,822	22,622
Transmission volumes (Mmcf/d)[4] [5]	**407**	**403**	407	407	408
Frac spread ($/Bbl)[6]	**21.38**	**29.03**	25.24	17.77	11.75
Power Generation					
Volume of power sold (GWh)[4]	**2,661**	**673**	673	650	666
Average price received on sale of power ($/MWh)[4]	**68.59**	**68.07**	76.92	62.62	66.54
Alberta Power Pool average spot price ($/MWh)[4]	**66.84**	**61.75**	92.00	49.97	63.62
Energy Services					
Energy management service contracts[3]	**1,466**	**1,466**	1,451	1,442	1,413
Average volumes transacted (GJ/d)[4]	**388,217**	**393,936**	342,143	356,380	407,272

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure. Please see previous public disclosures available at www.altagas.ca or www.sedar.com for definitions.*

(3) *As at period end.*

(4) *Average for the period.*

(5) *Excludes condensate pipeline volumes.*

(6) *AltaGas reports an indictative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

SEC File # 82-34911

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

END